UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

September 29, 2015

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On September 25, 2015, Caesarstone Sdot-Yam Ltd. (“Caesarstone”) issued a press release entitled “Caesarstone Issues Update Regarding Board of Directors.” Also on September 28, 2015, Caesarstone issued a press release entitled “Caesarstone Board Reaffirms Governance Practices and Confidence in its Management Team.” The press releases are furnished herewith as Exhibit 99.1 and Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: General Counsel

Date: September 29, 2015

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled “Caesarstone Issues Update Regarding Board of Directors” dated September 25, 2015.
99.2	Press release titled “Caesarstone Board Reaffirms Governance Practices and Confidence in its Management Team” dated September 28, 2015.